Mail Stop 3561

      	December 13, 2005


Via U.S. Mail

John A. Hupalo
The National Collegiate Funding LLC
800 Boylston Street, 34th Floor
Boston, MA  02199-8157

Re: 	The National Collegiate Funding LLC
	Amendment no. 1 to Registration Statement on Form S-3
	Filed November 18, 2005
	File No. 333-128413

Dear Mr. Hupalo:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 4 and that finalized agreements will be filed at "or about the time of takedown." Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Please confirm your understanding.
Prospectus Supplement

Cover Page
2. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the
"issuing entity," rather than naming the trust.

Summary of Terms, page S-2
3. From the diagram at page S-2, it appears to us that the Class
A-
5/IO Certificates issued by the Grantor Trust are backed by the Class
A-5/IO Notes issued by the Trust. Please provide us your analysis as to how this structure is consistent with the definition of asset-backed security. Refer to Section III.A.2.c. in the Regulation AB Adopting Release (Release No. 33-8518). Tell us how the issuance of the certificates by the grantor trust backed by the notes issued by the trust is consistent with Regulation AB. In your response, please address why you will use both a grantor trust and a trust to issue the securities.
4. In this regard, please provide your analysis of why the Class
A-5
and Class A-IO Notes issued by the trust do not need to be registered.
Refer to Rule 190 under the Securities Act.

Non-Offered Securities, page S-4
5. Please clarify here that the Class A-5-1 and A-5-2 Certificates are offered securities, or advise.

Grantor Trust, page S-12
6. Please disclose here that the Grantor Trust will also issue the owner trust certificates or advise. Similarly revise on page S-
28,
Formation of the Grantor Trust.

Fees, S-12
7. We note your revisions to the table and the basis for your revisions on page 16 of your supplemental response letter. Refer to the first box that begins with "Total fees in accordance with the indenture..." Please revise to separately name the parties and separately provide the fee for each of those entities. Refer to Item
1113(c) of Regulation AB. Also, please identify the source of the fees and distribution priority of the fees. Refer to Item 1103(a)(7)
of Regulation AB.

The Sellers, page S-29
8. We note your response to prior comment 20. Please tell us where you will provide confirming disclosure in the prospectus supplement.
Please provide bracketed language.
9. We note your response to prior comment 21 and revised disclosure that you deleted the titles of the parties. Please revise to identify the depositor and issuing entity.

TERI Guaranty Agreements, page S-65
10. We note your response to prior comment 30. It appears that after a claim for payment on a trust student loan is made by TERI, TERI then purchases that student loan from the trust. Therefore, it appears that the loan would no longer be part of the asset pool. Please provide your analysis of how the repurchase of an asset by the trust would not be considered a subsequent addition to the asset pool.

Distributions and Payments on the Certificates, page S-83
11. It is not clear to us in the diagrams the source of the distributions on the Class A-5-1 / A-5-2 Certificates and A-IO Certificates. Please clarify this through the diagram and disclosure.
For instance, do the certificates only receive payments from distributions on the class A-5 notes or A-IO Notes? Or do they receive payments from the flow of funds on their own, in the third step of the distribution disclosed on page S-80, as well as payments from the class A-5 Notes or A-IO Notes? Please include in the diagram, or a separate diagram, the payments the A-5/IO Certificates receive from the A-5/IO Notes.

Base Prospectus

Assets of the Trust, page 3
12. We note your response to prior comment 32, and your addition of
"other derivative arrangements." Please delete this phrase and specify the derivatives. You may reference disclosure in another part of the prospectus.

Use of Proceeds, page 8
13. Please tell us the other purposes that the owner trustee will be able to apply the net proceeds to and disclose in the prospectus supplement.

The Student Loan Pools, page 16
14. In regards to the interest rate basis, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for
Regulation AB (Release No. 33-8518; 34-50905).  Please confirm.

Credit and Cash Flow or other Enhancement or Derivative
Arrangements,
page 24
15. We note your response to our prior comment 35. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on student loans or other assets included in the trust fund or to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting
Release  (Release Nos. 33-8518; 34-50905) and footnote 68.
16. We note your response to prior comment 39. Please refer to the third paragraph on page 27. Please expand your description of "credit support annex" and how it works. Please include a description of whether the "securities, rights or other amounts" pledged as collateral are part of the asset pool.

Reports to Security holders, page 65
17. Please list the reports you will file under the Exchange Act.
18. We note your response to prior comment 44 that "Periodic reports concerning the trusts as required under the terms of the applicable agreements will be delivered to the securityholders." Please tell us where we can locate these terms in your agreements.

Annex I
19. Please specifically incorporate Annex I to the base prospectus to remove any misunderstanding that it is not part of the prospectus.

Exhibits
20. We note your response to prior comment 25. Please add the consents to your exhibit list in Part II.
21. For each exhibit that you are incorporating by reference, please indicate: (1) the title of the exhibit; (2) the exhibit number as it appears in the previous filing; (3) the corresponding Form the exhibit was filed with; and (4) the date it was filed with us. Additionally, if the exhibit was filed by another registrant, please indicate the name of that registrant.
22. Please tell us what authority you are relying upon to incorporate your legal and tax opinions from previous filings.
23. We note that you are incorporating by reference exhibit 10.4 that was filed by First Marblehead Corp. It seems that portions of this document have been granted confidential treatment. Because you have an independent obligation to file the agreement, you also have an independent obligation to justify confidential treatment. Your analysis should be prepared with regard to your obligation to file, your knowledge of confidential treatment and the competitive harm that you will suffer if the information is released. Please submit an application for confidential treatment for exhibits, as applicable.
Refer to Staff Legal Bulletin No. 1, available on our website at www.sec.gov.
24. Furthermore, please mark your exhibit index to indicate that portions of exhibits have been omitted pursuant to a request for confidential treatment.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3210 with any other questions.

      	Regards,



      	Susan Block
      	Attorney-Advisor

cc:	Lauris G.L. Rall, Esq.
	Thacher Proffitt & Wood LLP
	Fax:  (212) 912-7751

??

??

??

??

John A. Hupalo
The National Collegiate Funding LLC
December 13, 2005
Page 1